UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

YOU ON DEMAND HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98741R108
(CUSIP Number)

John D. Vaughan, Esq.
K&L Gates LLP
New York, NY 10022
(212) 536-4006

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 5, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 98741R108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Shane McMahon
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 9,893,596 (1)(2)
	8.	Shared Voting Power: 2,285,714 (1)(2)
	9.	Sole Dispositive Power: 3,779,304 (1)(2)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,779,304 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 22.21%(3)
14.	Type of Reporting Person (See Instructions): IN

(1)
This amount includes (i) 2,300,000 shares of Common Stock, (ii) 411,110 shares of Common Stock underlying options exercisable within 60 days at $3.00 per share, (iii) 17,500 shares of Common Stock underlying options exercisable within 60 days at $4.50 per share; (iv) 117,360 shares of Common Stock underlying options exercisable within 60 days at $2.00 per share; and (v) 7,000,000 shares of Series A Preferred Stock.  Each share of Series A Preferred Stock is convertible, at any time at the option of the holder, into shares of Common Stock on a ten-to-one basis (and thereafter adjusted to reflect the Issuer’s February 9, 2012 1-for-75 reverse stock split).  Holders of Series A Preferred Stock vote with the holders of Common Stock on all matters and are entitled to ten (10) votes for each one (1) share of Common Stock that is issuable upon conversion of a share of Series A Preferred Stock.  Therefore since these 7,000,000 shares of Series A Preferred Stock are convertible into 933,334 shares of Common Stock, Mr. McMahon is entitled to 9,333,340 votes as result of his ownership of this Series A Preferred Stock.

(2)	The shares of equity securities of the Issuer held by Mr. McMahon are subject to the terms and conditions of the agreements described under Item 6.

(3)
Calculated based on 17,012,621 shares of Common Stock outstanding (15,533,317 shares outstanding as of July 8, 2013 plus 933,334 shares issuable upon conversion of the Series A Preferred Stock owned by Mr. McMahon and 545,970 shares issuable upon exercise of the options owned by Mr. McMahon).

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements Items 3, 4, 5, 6 and 7 of that certain Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Securities and Exchange Commission on November 3, 2010 (as amended, the “Schedule 13D”), which relates to the common stock (the “Common Stock”), par value $0.001 per share, of YOU On Demand Holdings, Inc., a Nevada corporation (the “Issuer”). Unless otherwise indicated, capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

Mr. McMahon is the owner of 7,000,000 shares of Series A Preferred Stock of the Issuer, par value $0.001 per share (the “Series A Shares”).  As of the date of Amendment No. 1, each Series A Share was convertible into ten shares of Common Stock, subject to certain adjustments, at Mr. McMahon’s option.  The maximum aggregate number of shares of Common Stock into which the Series A Shares could have been converted as of the date of Amendment No. 1 was 70,000,000 shares.  Mr. McMahon was also the owner of 160,000,000 shares of Common Stock (the “Common Shares”).

On February 13, 2011, the Issuer completed a 1-for-75 reverse stock split of its Common Stock.  As a result of this reverse stock split, Mr. McMahon was the owner of 2,133,334 shares of Common Stock.  The 7,000,000 Series A Shares are subject to the reverse stock split upon conversion and are therefore convertible into 933,334 shares of Common Stock at any time.

On December 12, 2012, Mr. McMahon acquired an additional 166,666 shares of the Common Stock from the Issuer as part of a registered offering of Common Stock by the Issuer.

Mr. McMahon has also been granted various options by the Issuer as equity compensation.  As of the date of this Amendment No. 2, 411,110 shares of Common Stock underlying these options are exercisable within 60 days at $3.00 per share and 17,500 shares of Common Stock underlying these options exercisable within 60 days at $4.50 per share.

On July 17, 2013, Mr. McMahon purchased options to acquire 166,666 shares of Common Stock, exercisable at $2.00 per share pursuant to a private sale.  As of the date of this Amendment No. 2, the amount of such options exercisable within 60 days is 117,360.

As a result of Mr. McMahon’s ownership of the Series A Shares, the Common Shares, and options exercisable within 60 days, Mr. McMahon is the beneficial owner of 3,779,304 shares of Common Stock.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following paragraphs after the first paragraph thereof:

On July 5, 2013, the Issuer entered into a Series D Preferred Stock Purchase Agreement (the “Series D Purchase Agreement”) with C Media Limited (“C Media”), the terms of which are described in the Issuer’s current report on Form 8-K filed with the SEC on July 11, 2013.  In order to induce C Media to invest $4,000,000 in shares of newly issued Series D Preferred Stock of the Issuer (the “Series D Preferred Stock”) pursuant to the terms of the Series D Purchase Agreement (the “Series D Financing”) and agree to negotiate with the Issuer in good faith and with fair dealing to enter into a Series E Purchase Agreement, a form of which is attached as an exhibit to the Series D Purchase Agreement (the “Series E Purchase Agreement”), contemplating an additional investment by C Media (the “Series E Financing”) of between $12 and 21 million of newly issued Series E Preferred Stock of the Issuer (the “Series E Preferred Stock”), Mr. McMahon and certain other holders of the Issuer’s equity securities entered into certain agreements described under Item 6 of this Amendment No. 2.  As further described in Item 6, these agreements constitute plans or proposals that relate to, or could result in, events or occurrences described in items (a) through (j) of Item 4 of Schedule 13D.

Item 4 of the Schedule 13D is hereby further amended by replacing the second paragraph thereof with the following paragraph:

Mr. McMahon, in his capacity as an investor in securities of the Issuer, has no present plans or proposals that relate to, or could result in, any of the events or occurrences described in items (a) through (j) of Item 4 of Schedule 13D, except as set forth in this Amendment No. 2, including, without limitation, those actions contemplated in the agreements discussed in Item 6.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

(a) Mr. McMahon beneficially owns an aggregate of 3,779,304 shares of Common Stock, which includes (i) 2,300,000 shares of Common Stock, (ii) 411,110 shares of Common Stock underlying options exercisable within 60 days at $3.00 per share, (iii) 17,500 shares of Common Stock underlying options exercisable within 60 days at $4.50 per share; (iv) 117,360 shares of Common Stock underlying options exercisable within 60 days at $2.00 per share; and (v) 7,000,000 shares of Series A Preferred Stock which are convertible into 933,334 shares of Common Stock.

This aggregate amount represents 22.21% of the Common Stock, which is calculated based on 17,012,621 shares of Common Stock outstanding (15,533,317 shares outstanding as of July 8, 2013 plus 933,334 shares issuable upon conversion of the Series A Preferred Stock owned by Mr. McMahon and 545,970 shares issuable upon exercise of the options owned by Mr. McMahon).

(b)  The Series A Shares entitle Mr. McMahon to ten votes per share of Common Stock into which such Series A Shares may be converted.  As described above, each Series A Share is convertible into ten (10) shares of Common Stock at any time but thereafter subject to the Issuer’s 1 for 75 reverse stock split.  Therefore, for purposes of this statement, as a result of his ownership of the Series A Shares, Mr. McMahon may be deemed to have sole voting power with respect to an aggregate of 9,333,340 shares of Common Stock.

Additionally, as the holder of 2,300,000 Common Shares and options exercisable within 60 days to acquire 545,970 shares of Common Stock, Mr. McMahon may be deemed to have voting power with respect to a total of 12,163,892 shares of Common Stock.  Mr. McMahon has sole voting power over all of these shares of Common Stock except for 2,285,714 of the Common Shares, for which Mr. McMahon agreed, as further described in Item 6 below, that he will vote as directed by C Media, and therefore is deemed to have shared voting power.

Mr. McMahon is deemed to have sole dispositive power over 3,779,304 shares of Common Stock described above in paragraph (a), subject to the Voting Agreement described in Item 6 below.

(c) Other than as set forth herein and as disclosed in public filings referred to and incorporated by reference herein, Mr. McMahon engaged in only one other transaction involving equity securities of the Issuer, including during the past sixty (60) days:

On July 17, 2013, Mr. McMahon purchased options to acquire 166,666 shares of Common Stock of the Issuer, exercisable at $2.00 per share, for a purchase price of $2.06 per option share, pursuant to a private sale.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by inserting the following paragraphs after the third paragraph thereof:

In connection with the Series D Financing, Mr. McMahon has entered into an Amended and Restated Voting Agreement, dated as of July 18, 2013, with C Media (the “Voting Agreement”), a copy of which is being filed as Exhibit 99.2 hereto.  Under the terms of the Voting Agreement, Mr. McMahon has agreed that, during the term of such agreement, he will vote all voting securities of the Issuer held by him (i) in favor of the issuance and sale of the Series D Preferred Stock pursuant to the Series D Purchase Agreement, and (ii) in favor of the issuance and sale of the Series E Preferred Stock as contemplated in the Series E Purchase Agreement, including in each case any votes required under NASDAQ rules, Nevada Revised Statutes, or the Issuer’s Articles of Incorporation or Amended and Restated Bylaws, as amended.  In addition, Mr. McMahon agreed to vote all voting securities of the Issuer held by him (y) against any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under either the Series D Purchase Agreement or the Series E Purchase Agreement, or of Mr. McMahon under his Voting Agreement, and (z) against any action, proposal, transaction or agreement that could, in any material respect, reasonably be expected to impede, interfere with, delay, adversely affect or inhibit the timely consummation of the issuance and sale of the Series D Preferred Stock or Series E Preferred Stock or the fulfillment of the Issuer’s or C Media’s obligations under the Series D Purchase Agreement or Series E Purchase Agreement, or change in any manner the voting rights of any class of shares of the Issuer.  Further, Mr. McMahon has agreed that if the Series E Financing occurs, he will (a) exchange his shares of Series A Preferred Stock for 933,333 Series E Preferred Stock held by C Media and then (b) convert those shares of Series E Preferred Stock into common stock of the Issuer.

Mr. McMahon has also agreed that he will vote 2,285,714 of his shares of common stock of the Issuer as directed by C Media until the earlier of October 31, 2013 or the closing of the Series E Financing and has granted a designee of C Media a proxy to vote those shares to effectuate that agreement.

Except as otherwise provided, the Voting Agreement survives until such time as the Issuer obtains shareholder approval for the issuance and sale of the Series E Preferred Stock and the NASDAQ rules regarding such approval have been satisfied; provided that if the Series E Purchase Agreement is not executed on or before October 31, 2013, the Voting Agreement will terminate upon the Issuer obtaining shareholder approval for the issuance and sale of the Series D Preferred Stock required under NASDAQ rules such that the Series D Preferred Stock will not be subject to a cap on conversion limitations.  During the term of the Voting Agreement, Mr. McMahon has agreed not to transfer, sell, offer, exchange, assign, pledge or otherwise dispose of or encumber any of the Issuer equity securities owned by him.

Simultaneous with consummation of the Series D Financing, Mr. McMahon also entered into a Right of First Refusal and Co-Sale Agreement, dated as of July 5, 2013, with C Media, the Issuer and Weicheng Liu (the “ROFR Co-Sale Agreement”), a copy of which is being filed as Exhibit 99.3 hereto.  Under the terms of the ROFR Co-Sale Agreement, Mr. McMahon has the right to purchase certain equity securities of the Issuer in event of a proposed transfer of such securities by another party thereto.  Except with respect to the sale of the greater of  (i) 2% of the Issuer’s outstanding equity securities and (ii) 20% of the equity securities held by Mr. McMahon as of July 5, 2013, Mr. McMahon’s ability to dispose of his Issuer equity securities, is subject to others’ rights equivalent to his rights under the ROFR Co Sale Agreements.  Mr. McMahon and C Media also have preemptive rights to acquire newly issued shares of the Issuer, subject to specified exceptions.

Exhibit G to the form of Series E Purchase Agreement attached to the Series D Purchase Agreement contains a form of Voting Agreement (“Series E Voting Agreement”), a copy of which is being filed as Exhibit 99.4 here, to be adopted if the Series E Financing is consummated.  Under the Series E Voting Agreement, Mr. McMahon and the other parties thereto have agreed to vote the Issuer equity securities held by each of them in favor of the election and maintenance of a board of directors of the Issuer comprised of two directors designated by Mr. McMahon, two directors designated by Mr. Weicheng Liu and three directors designated by C Media.

Additionally, in connection with the Series E Financing, the Issuer and C Media agreed that if the Series E Financing occurs, the promissory note in the principal amount of $3,000,000, dated May 10, 2012 (as thereafter amended), issued by the Issuer to Mr. McMahon shall, at Mr. McMahon’s option, be convertible into shares of Series E Preferred Stock of the Issuer at a conversion price of $1.75 per share or repayable upon demand by Mr. McMahon for a period of six months after the closing of the Series E Financing.

Other than as referred to above and as disclosed in documents incorporated by reference into the Schedule 13D, there are no contracts, arrangements, understandings or relationships between or involving Mr. McMahon with respect to securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by the addition of the following sentence at the end thereof:

Copies of the Voting Agreement, ROFR Co-Sale Agreement and Series E Voting Agreement described under Item 6 above are attached as Exhibits 99.2, 99.3 and 99.4, respectively, hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Date:    July 19, 2013

SHANE MCMAHON

/s/ Shane McMahon